1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

Supplementary Review on the Updated Independent Expert’s Opinion on the Fairness of the Share Price Under the Share Exchange Transaction

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2018/1/16

January 16, 2018 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today announced the Audit Committee and the Board of Directors conducted supplementary review on the updated Independent Expert’s Opinion on the Fairness of the Share Price under the Share Exchange Transaction.

1.	There is a long interval between the proposed date of convening the 2018 First Extraordinary General Meeting and the date of passing by resolution and execution of the Joint Share Exchange Agreement by the Board of Directors; the cash consideration for the Share Exchange Transaction has been adjusted to NT$51.2 to account for dividends issued in 2016 and the cash distributed from capital reserves, and no other adjustments to the cash consideration are necessary pursuant to the Joint Share Exchange Agreement between the Company and Advanced Semiconductor Engineering, Inc. The Audit Committee of the Company, in order to protect shareholders’ rights and in a cautious exercise of its legitimate power as the M&A Special Committee, still engaged independent expert, Accountant Kun-Kuang Hsu, to provide an updated opinion on the fairness of the price of common shares and the reasonableness of the share exchange ratio.

2.	Pursuant to the updated Independent Expert’s Opinion on the Fairness of the Share Price issued by Accountant Kun-Kuang Hsu, his assessment that the reasonable price range per common share of the Company should be between NT$35.75 to NT$58.99 confirms that the cash consideration of NT$51.2 as agreed upon in the Joint Share Exchange Agreement still falls into the reasonable price range and is fair and reasonable. Therefore, the present Members of the Audit Committee unanimously agreed that the review conclusion made by the Audit Committee on June 30, 2016 remains unchanged and submitted the review conclusion of the Audit Committee together with the updated Independent Expert’s Opinion on the Fairness of the Share Price issued by the independent expert to the Board of Directors and the Extraordinary General Meeting of the Company. The present Directors of the Board also unanimously approved of the review conclusion reached by the Audit Committee.

About SPIL

Siliconware Precision Industries Co., Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 16, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer